UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

CEA Industries Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86887P101

(CUSIP Number)

 Lance Finlinson

9715 Gulfshore Drive #304

Naples, FL 34108

(317)450-6000

lancefinlinson@gmail.com

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 86887P101

1)	NAME OF REPORTING PERSON Lance Brock Finlinson
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS	PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
	8)	SHARED VOTING POWER	805,971
	9)	SOLE DISPOSITIVE POWER
	10)	SHARED DISPOSITIVE POWER	805,971

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.9%
14)	TYPE OF REPORTING PERSON	IN

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement on Schedule 13D (“Schedule 13D”) relates are the shares of common stock, $0.0001 par value (the “Common Stock”) of CEA Industries Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 385 S. Pierce Ave, Suite C, Louisville, CO.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by Lance Brock Finlinson and Tammy Jeane Finlinson. Each of the foregoing may be referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are the spouses of one another, and thus Mr. Finlinson has the beneficial ownership and pecuniary ownership of the shares of Ms. Finlinson being reported on the first page of this Schedule 13D.

This Schedule 13D is being filed to report the Common Stock acquired by the Reporting Persons during the period of December 2022 to February, 2023. The acquisitions were made in various brokerage accounts of the Reporting Persons from time to time, in public market transactions on Nasdaq. The Reporting Persons acknowledge that this Schedule 13D is a late filing.

(b) The Reporting Persons’ address is 9715 Gulfshore Drive, #304 Naples, FL 34108.

(c) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The securities were acquired by the Reporting Persons using personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The securities were initially acquired for investment purposes. As of November 29, 2023, the Reporting Persons decided to take an activist investment position in respect of their investment and have engaged with the management of the Issuer about its business direction. As of the date of this filing, the Reporting Persons have not come to any conclusions about their objectives for the Issuer, their involvement with the Issuer, including board of director representation, and are continuing with initial dialogues with management of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Persons may from time to time take such actions with respect to its investment in the Issuer as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of the shares of Common Stock (or other securities of the Issuer); (ii) changing their current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, and direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) The Reporting Persons are interested in the fact that the Issuer has reported that it is pursuing strategic alternatives and have hired Roth Capital Partners, an investment banking firm. Currently, the Reporting Persons are supportive of seeking a strategic alternative which may include a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, and it would be expected that the Reporting Persons would endorse any of these kinds of a corporate action;

(c) The Reporting Persons, in connection with the Issuer pursuing a strategic alternative, may advocate and ultimately may support the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) The Reporting Persons are advocating a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors and filling any existing vacancies on the board, either together with or in addition to and as an alternative to a strategic alternative transaction;

(e) The Reporting Persons may advocate a material change in the present capitalization or dividend policy of the Issuer, either together with or in addition to and as an alternative to a strategic alternative transaction;

(f) The Reporting Persons are advocating material changes in the Issuer’s business and/or corporate structure in connection with strategic alternative transactions;

(g) The Reporting Persons anticipate that there will be and that they will support changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions in furtherance of pursuing strategic alternative transactions involving the Issuer;

(h) Based in part on the fact that Nasdaq has indicated the potential of delisting the Issuer’s Common Stock and Warrants by letter dated April 10, 2023, which has been extended until April 9, 2024, the Reporting Persons are evaluating whether or not the Issuer should continue its listing of securities on Nasdaq, the result of which may cause one or both of the classes of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) Because the Reporting Persons are advocating that the Issuer consider strategic alternative transactions, it is possible that the Reporting Persons will support a situation where the equity and equity based securities of the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j) Any action similar to any of those actions enumerated above.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

(a) As of November 29, 2023, the Reporting Persons, together, beneficially owned 805,971 shares of the Issuer’s Common Stock, representing approximately 9.9% of the shares of the Issuer’s Common Stock issued and outstanding as of that date. The percentage is based on 8,076,372 shares issued and outstanding of the Issuer as of November 29, 2023. The Reporting Persons do not own any of the publicly traded warrants.

(b) The Reporting Persons have the shared power to vote and to dispose of all 805,971 shares of Common Stock. This Schedule 13D is being filed to report the Common Stock acquired by the Reporting Persons during the period of December 2022 to February, 2023. The acquisitions were made in various brokerage accounts of the Reporting Persons from time to time, in public market transactions on Nasdaq.

(c)	Not applicable.

(d)	Not applicable

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 30, 2023	Lance Finlinson

	By:	/s/ Lance Finlinson
	Name:	Lance Finlinson